EXHIBIT 12.1

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Successor (a)						Predecessor (b)
	Pro Forma Year Ended December 31, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009
	(in millions of dollars)						(in millions of dollars)
Earnings:
Income (loss) before income taxes (f)	$2,431	$2,204	$1,942	$381	$(513)	$(3,756)	$(4,742)
Equity loss (income)	8	8	5	3	5	2	—
Fixed charges	989	1,216	1,262	1,409	1,588	692	752
Amortization of capitalized interest, net of amount capitalized	(67)	(67)	(78)	(74)	(169)	(91)	(27)

Earnings available for fixed charges	3,361	3,361	3,131	1,719	911	(3,153)	(4,017)

Fixed Charges:
Interest expense (g)	$808	$1,035	$1,094	$1,238	$1,276	$470	$615
Gold Key Lease interest expense (c)	—	—	1	21	90	68	62
Capitalized interest	126	126	116	100	175	91	32
Estimated interest on operating leases (d)	55	55	51	50	47	63	43

Total fixed charges	989	1,216	1,262	1,409	1,588	692	752
Ratio of earnings to fixed charges	3.4x	2.76x	2.48x	1.22x	N/A	N/A	N/A
Deficiency of earnings to cover fixed charges (e)	N/A	N/A	N/A	N/A	677	3,845	4,769

(a)	Successor refers to Chrysler Group LLC and the period on and after June 10, 2009.
(b)	Predecessor refers to Old Carco LLC, or Old Carco, (f/k/a Chrysler LLC) and the period from January 1, 2008 through June 9, 2009.
(c)	Represents financial interest expense and net interest accretion related to Gold Key Lease financing activities which are included in Cost of Sales.
(d)	Amount is calculated as one-third of net operating lease expense.
(e)	Earnings for the year ended December 31, 2010, the period from June 10, 2009 to December 31, 2009, the period from January 1, 2009 to June 9, 2009 were inadequate to cover fixed charges.
(f)	Income (loss) before income taxes includes the following (in millions of dollars):

	Successor (a)						Predecessor (b)
	Pro Forma Year Ended December 31, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009
Restructuring (income) expenses, net (1)	$(14)	$(14)	$(61)	$3	$48	$34	$(230)
Loss on extinguishment of debt (2)(3)	24	24	—	551	—	—	—
Remeasurement loss on VEBA Trust Note and Membership Interests (4)	—	—	—	—	—	2,051	—
Loss on Canadian Health Care Trust Settlement (5)	—	—	—	—	46	—	—
Impairment of brand name intangible assets (6)	—	—	—	—	—	—	844
Impairment of property, plant and equipment (7)	—	—	—	—	—	—	391
Gain on NSC settlement (8)	—	—	—	—	—	—	(684)
Gain on Daimler pension contribution (9)	—	—	—	—	—	—	(600)
Reorganization expense, net (10)	—	—	—	—	—	—	843
Interest savings (11)	227	—	—	—	—	—	—

(1)	Old Carco initiated multi-year recovery and transformation plans aimed at restructuring its business in 2007, which were refined in 2008 and 2009 due to depressed economic conditions and decreased demand for its vehicles. We have continued to execute the remaining actions initiated by Old Carco. For additional information, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations –Results of Operations.
(2)	In connection with the June 2013 amendment of our Senior Credit Facilities and December 2013 re-pricing of the Tranche B Term Loan, we recognized a $24 million loss on extinguishment of debt. The loss consisted of the write off of $13 million of unamortized debt discounts and $3 million of unamortized debt issuance costs associated with the Senior Credit Facilities, as well as $8 million of call premium and other fees associated with the amendments. For additional information, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Senior Credit Facilities.
(3)	In connection with the repayment of our outstanding obligations under the U.S. Treasury and Export Development Canada, or EDC, credit facilities in May 2011, we recognized a $551 million loss on extinguishment of debt, which consisted of the write off of $136 million of unamortized discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury first lien credit facilities and $367 million of unamortized discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities. For additional information, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Repayment of U.S. Treasury and EDC Credit Facilities.
(4)	As a result of the December 31, 2009 remeasurement, the other postretirement benefits, or OPEB, obligation increased primarily due to a change in discount rate, resulting in a loss. Our policy is to immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. Therefore, we immediately recognized a loss of $2,051 million in OPEB net periodic benefit costs due to increases in the fair values of the VEBA Trust Note and Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, from June 10, 2009 to December 31, 2009.
(5)	In 2010, Chrysler Canada Inc. entered into a settlement agreement with the National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW, to permanently transfer the responsibility for providing postretirement health care benefits to CAW represented employees, retirees and dependents to a new retiree plan. The new retiree plan will be funded by the Canadian Health Care Trust, or HCT. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.
(6)	Old Carco recorded an indefinite-lived intangible asset impairment charge of $844 million during the period from January 1, 2009 to June 9, 2009 related to its brand names. The impairment was primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.
(7)

During the period from January 1, 2009 to June 9, 2009, Old Carco recorded a property, plant and equipment impairment charge of $391 million on the long-lived assets which were not acquired by us. The impairment was primarily the result of the Old Carco bankruptcy cases, continued deterioration of Old Carco’s revenues, ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as taking into consideration the expected proceeds to be received upon liquidation of the assets.
(8)	On March 31, 2009, Daimler transferred its ownership of 23 international distribution centers, or NSCs, to Chrysler Holding LLC, or Chrysler Holding, which simultaneously transferred the NSCs to Old Carco. Old Carco paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other international obligations, resulting in a net gain of $684 million.
(9)	On June 5, 2009, Old Carco, Chrysler Holding, Cerberus Capital Management L.P., or Cerberus, Daimler and the Pension Benefit Guaranty Corporation entered into a binding agreement settling various matters. Under the agreement, Daimler agreed to make three equal annual cash payments to Old Carco totaling $600 million, which were to be used to fund contributions into Old Carco’s U.S. pension plans in 2009, 2010 and 2011. This receivable and certain pension plans were subsequently transferred to us as a result of the 363 Transaction.
(10)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially offset by a gain on extinguishment of certain financial liabilities and accrued interest. On April 30, 2010, Old Carco transferred its remaining assets and liabilities to a liquidating trust and was dissolved in accordance with a plan of liquidation approved by the bankruptcy court.
(11)	Income (loss) before income taxes of $2,431 million for the year ended December 31, 2013 on an unaudited pro forma basis, reflects $227 million of net interest savings from the Refinancing Transactions compared to the $2,204 million as reported in our December 31, 2013 consolidated financial statements.

(g)	Interest expense was $808 million for the year ended December 31, 2013 on an unaudited pro forma basis, which reflects a $227 million net reduction of interest expense due to the Refinancing Transactions that was completed on February 7, 2014. Had the additional secured senior notes due 2019, the additional secured senior notes due 2021 been issued, and the term loan credit facility maturing December 31, 2018 and incremental senior credit facilities maturing May 24, 2017 been entered into on December 31, 2012, we would have recognized an additional $269 million of interest expense during 2013. The pro forma adjustment also assumes the elimination of $496 million of interest expense that was recognized on the obligation outstanding under the senior unsecured note that we issued on June 10, 2009 to the UAW Retiree Medical Benefits Trust as it was assumed that the obligations was repaid and the note was terminated on December 31, 2012.